SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2019
GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL INTELLIGENT AIRLINES

PRESENTATION

JANUARY 2019



Disclaimer

This presentation has been prepared by Gol Linhas Aereas Inteligentes SA (together with its subsidiaries, "Gol" or the "Company") for the exclusive use of the party to whom the Company delivers this presentation (such party, together with its subsidiaries and affiliates, the "Recipient"), contains proprietary and confidential information of the Company, and is not intended to be distributed to or reviewed by anyone other than the Recipient. The Recipient is not permitted to reproduce in whole or in part the information provided in this presentation or to disclose such information to any third party without the prior written consent of the Company. Although the Company believes the information is accurate in all material respects, the Company does not make any representation or warranty, either express or implied, as to the accuracy, completeness or reliability of the information contained in this presentation. Any estimates or projections contained in this presentation as to events that may occur in the future (including projections of future financial performance and forward-looking statements) are based upon the reasonable judgment of the Company.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy any securities of Gol or any of its affiliates in any jurisdiction. In particular, securities may not be offered or sold (i) in the United States or to, or for the account or benefit of, U.S. persons, other than pursuant to an effective registration statement or in a transaction exempt from the registration requirements under the U.S. Securities Act of 1933, as amended, or (ii) in any other jurisdiction where registration or an exemption from registration is required, absent compliance with such requirements.

This presentation includes market and other information provided by various third-party sources, and is being delivered with the understanding that Recipient will conduct its own independent investigation of those matters that it deems appropriate without reliance on the Company or any materials set forth herein. While such information was obtained from sources considered reliable, the Company cannot guarantee the accuracy and truth of the same.

The information contained in this presentation has not been subject to any independent audit or review and may include certain forward-looking statements and projections provided by the Company. Any such statements and projections reflect various estimates and assumptions by the Company concerning anticipated results. No representations or warranties are made by the Company as to the accuracy of any such statements or projections. Whether or not any such forward-looking statements or projections are in fact achieved will depend upon future events, some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. Statements contained herein describing documents and agreements are summaries only and such summaries are qualified in their entirety by such documents and agreements. As a result, Recipients should not rely on these forward-looking statements.

Nothing contained herein is, or shall be relied upon as, a promise or representation as to the past or future. The Company and its officers, directors, employees, professional advisors and agents, expressly disclaim any and all liability relating to or resulting from the use of this presentation. In addition, the information contained in this presentation is as of the date hereof, and the Company has no obligation to update such information, including in the event that such information becomes inaccurate.

This presentation has been prepared solely for informational purposes only. The Recipient should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. The Recipient should consult its own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, the Recipient confirms that it is not relying upon the information contained herein to make any decision. This presentation does not purport to be all-inclusive or to contain all of the information that the Recipient may require. Under no circumstances is this presentation or the information contained herein to be construed as a prospectus, offering memorandum, or advertisement, and neither any part of this presentation nor any information or statement contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any decision to purchase securities in any offering of securities of Gol, its subsidiaries or their respective affiliates should be made solely on the basis of information contained in any offering document which may be published or distributed in connection with any such offering of securities.

Agenda

1. Summary
2. Fleet
3. International
4. Recent Results & Outlook
5. Q&A



Why Invest in GOL?


Right Company
Best network, best fleet, lowest cost, strong balance sheet
Right Time
Brazil is at an inflection point
Right Economy
Strong Brazilian economy at an attractive valuation
Right Market
High beta sector, with disciplined capacity management
GOL

The Right Time

Brazil is at an inflection point

- **Brazil already projected to grow at a reasonable pace over the next few years**
- **Growth has been revised strongly upwards, on the back of solid private sector sentiment**
- **Concurrently, inflation projections have been revised downwards**

GDP growth



(%)
4.0%
2.0%
0.0%
(2.0%)
(4.0%)
1.9%
3.0%
0.5%
(3.6%)
(3.3%)
1.0%
1.5%
1.4%
2.5%
2.5%
2.0%
2.0%
Current Forecasts
Previous Forecasts
2012
2013
2014
2015
2016
2017
2018
2019
2020 (1)

Inflation



(%)
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
5.8%
5.9%
6.4%
10.7%
6.3%
3.0%
5.5%
5.0%
5.0%
3.9%
4.1%
4.0%
Current Forecasts
Previous Forecasts (1)
2012
2013
2014
2015
2016
2017
2018
2019
2020

Average Closing Oil Price by Year



(US$)
120.00
100.00
80.00
60.00
40.00
20.00
-
94.05
97.98
93.17
48.72
43.58
50.64
65.52
2012
2013
2014
2015
2016
2017
2018 (2)

Exchange Rate Variation YoY (3)



(%)
60%
40%
20%
0%
(20%)
17%
10%
9%
42%
5%
(9%)
19%
2012
2013
2014
2015
2016
2017
2018 (4)

Source: Brazilian Central Bank, Bloomberg and IMF, as of November 23rd, 2018.

Note: (1) Forecasts as of April 3rd, 2016 (before impeachment of former President Dilma Rousseff).
(2) Average ending 12/7/2018
(3) Compares rate variation between the last trading day of each year
(4) As of 12/7/2018

The Right Economy

- **Brazil remains less expensive than other markets**
- **Brazil's private sector remains relatively unlevered, creating the potential for more rapid earnings growth**



2019 EV/EBITDA
(x)
12.2x
9.0x
8.6x
7.8x
4.7x
S&P
IPSA
IBOV
MEXBOL
Merval



Public debt/GDP and Private debt/GDP
(%,%)
Public debt(1)/GDP
Private debt(2)/GDP
106%
151%
88%
66%
63%
18%
54%
43%
25%
142%
United States
Brazil
Argentina
Mexico
Chile

Source: Brazilian Central Bank, Bloomberg and IMF.

Notes: (1) General government gross debt as % of GDP, as of October 2018. Refers to the debt of the public sector as a whole, which includes financial and nonfinancial public enterprises and the central bank.
(2) Includes total stock of loans and debt securities issued by households and nonfinancial corporations as a share of GDP, as of 2018.

The Right Market

Brazil - Underpenetrated Market with High Growth

20-Year Annual Passenger Growth [1]

Projected 2019-2023 Brazilian Domestic Market CAGR of 5.6% per year [(2)]



6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
4,8%
3,7%
3,6%
2,4%
2,0%
Asia-Pacific
Brazil
Latin America
North America
Europe

Flights per capita [3]



India 0,09
China 0,36
Argentina 0,38
Mexico 0,39
Peru 0,43
Brazil 0,43
Colombia 0,52
Chile 0,53
Europe 1,17
Japan 1,21
North America 4 1,76
-
0,5
1,0
1,5
2,0
2,5
North America has over 4.1x the number of flights per capita compared to Brazil

(1) Airbus - 2018 – 2037
(2) Source: ABEAR
(3) Source Airbus Global Market Forecasts 2017-2036
(4) United States and Canada

The Right Market (cont'd)

Brazil – Perspectives in Terms of Flights and Seats

Correlation Between Quantity of Flights and Brazil GDP Per Capita



16,0
15,5
15,0
14,5
14,0
13,5
13,0
Brazil GDP Per Capita (US$mm)
600,0
700,0
800,0
900,0
1000,0
1100,0
1200,0
Quantity of Flights (thousands)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

High correlation in Brazil between the quantity of flights and the GDP Per Capita

Domestic Available Seat Kilometers in Brazil

(Billions)



CAGR(08-11) 16.6%
CAGR(11-17) (0.7%)
75,0
86,0
103,0
119,0
119,0
116,0
117,0
118,0
111,0
113,0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: ANAC

The Right Market (cont'd)

Brazil Air Passenger – One of the World's Largest Markets

World Top Domestic Market Growth[1]



% ASK Growth (y.o.y) - Top 7 World Domestic Markets
23%
18%
13%
8%
3%
-2%
-7%
-12%
India
China
Russian Fed
US
Australia
Japan
Brazil
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18

- Brazil is the 5th largest domestic market after US, China, India and Russia
- Capacity growth in Brazil has been one of the most rational among large domestic markets

Brazil Domestic Traffic[2]



Bn Seat km
ASK
RPK
LF
Load Factor
120
110
100
90
80
70
60
50
40
30
20
85%
82%
79%
76%
73%
70%
67%
64%
61%
58%
55%
ASK < RPK
ASK > RPK
00
02
04
06
08
10
12
14
16
18
3

2018 Brazil Domestic Load Factor[4]

Load Factor Variation (p.p. YoY)

	% Capacity	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
GOL	36%	0.7	1.1	1.8	1.4	1.0	0.1	0.4	-0.7	-2.3	-1.5	1.8	2.8
LATAM	32%	-0.5	0.6	0.5	0.1	-2.8	-4.7	-0.3	-1.3	-4.0	-3.1	1.0	na
Azul	19%	1.2	2.0	0.8	-0.2	-0.8	-2.1	0.4	1.5	0.8	0.8	1.9	-0.4
Avianca	13%	0.8	1.6	0.6	-1.4	-2.0	-2.8	-1.0	1.0	-1.8	-3.5	-0.5	na
Industry	**100%**	**0.4**	**1.2**	**1.1**	**0.4**	**-0.9**	**-2.2**	**0.0**	**-0.2**	**-2.2**	**-1.8**	**1.3**	**na**

(1) IATA November 2018 (Top 7 domestic market), responsible for 82% of total World Domestic Market
(2) ANAC November 2018
(3) LTM November 2018
(4) ANAC database from January to November 2018 and Company's traffic preview for December 2018.

The Right Market (cont'd)

Increase/Decrease in Domestic ASKs by Year Since 2014


(in billions)
Var. 2014 - 2015
Var. 2015 - 2016
Var. 2016 - 2017
CAGR(1) (2.1%)
GOL
0.2
(3.3)
0.0
CAGR(1) 1.6%
LATAM AIRLINES
4.1
0.7
1.4
CAGR(1) 8.6%
Azul
3.7
(0.6)
1.4
CAGR(1) 5.6%
Avianca
3.4
2.7
1.4

The domestic capacity discipline of GOL

Source: Company data and the ANAC.
(1) CAGR of Available Seat Kilometers between 2014 and 2017

The Right Company

GOL is the #1 Player in the #1 Market in Latin America

Latin America & Caribbean Air Transport

(million passengers carried, 2016)[2]



Brazil
Mexico
Colombia
Chile
Peru
Argentina
Panama
Venezuela, RB
Ecuador
Bolivia
El Salvador
Trinidad and Tobago
Brazil is 1.8x the next largest country
0
20
40
60
80
100
120

Brazil Domestic Market Share[1]

(by Revenue Passenger Kilometers (RPK))



GOL
LATAM
Azul
Avianca
36%
32%
19%
13%
#1
2018

(1) ANAC and GOL 2018
(2) World Bank, 2016

The Right Company (cont'd)

GOL is Brazil's market leader

#1	33mm PAX / year; 700+ flights / day; 67 destinations, including 13 int'l	Gol's main airports cover 70% of Brazil's GDP	25% of customers:> 50% of revenues
Gol has over 36% market share YTD			

All Boeing narrow-body fleet

Type	# of planes	Average seats per plane
B737	120	176

Simplified fleet enables Gol's superior:

- Scheduling efficiency
- Maintenance efficiency
- Flexibility
- High utilization
- Highly liquid and marketable, residual value stays consistent

Best cost structure – the only real LCC in the market

(CASK, stage-length adjusted in US$ cents/ASK)



13,0
12,0
11,0
10,0
9,0
8,0
7,0
6,0
5,0
4,0
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
Latin Comps
Brazil Comps
GOL

Solid balance sheet

Total liquidity 3Q18[(1)(2)]:	26% (R$ 2,990 mn)
Net debt 3Q18[(3)]:	3.2x LTM EBITDA (R$ 5,540 mn)
Net adjusted debt 3Q18[(4)]:	4.6x LTM EBITDAR (R$ 12,737 mn)
Proforma IFRS 16 Net adjusted debt 3Q18[(5)]:	3.6x LTM EBITDAR (R$ 10,037 mn)

(1) Considers: cash and cash equivalents; ST investments, trade receivables and restricted cash.
(2) Total liquidity / LTM net revenues.
(3) Net debt defined as: financial commitments (excluding perpetual notes) less cash (cash and cash equivalents; ST investments, and restricted cash).
(4) Net adjusted debt defined as: (financial commitments (excluding perpetual notes) + LTM operational leasing expenses x 7) less cash (cash and cash equivalents; ST investments, and restricted cash).
(5) Considers a R$2.7 bn reduction in net adjusted debt, as per GOL's preliminary estimates.

The Right Company (cont'd)

GOL has the Most Competitive Operations

	GOL	LATAM Brazil	Azul	Avianca Brazil
Supply	More seats in main markets[1][2]	Less seats in main markets[1][2]	Less seats in main markets[1][2]	Less seats in main markets[1][2]
Growth	Growing in less competitive markets[3]	Growing in less competitive markets[3]	Growing in highly competitive markets[3]	Growing in highly competitive markets[3]



GOL
Azul
LATAM
Avianca
39%
37%
9%
15%



Domestic capacity growth:
High competition
Medium competition
Low competition
1,4%
10,4%
(4,8%)
3,9%
6,5%
22,9%
54,3%
(0,3%)
9,7%
12,7%
11,0%
0,7%

Source: Company filings as of 3Q18 and ANAC
(1) Domestic market shares based on PAX for Jan-18 – Oct 18
(2) Includes airports in Rio de Janeiro, Sao Paulo, Brasilia and Belo Horizonte
(3) Domestic capacity growth based on ASKs as of October 2018. Herfindahl index to define high,medium and low competition

The Right Company (cont'd)

Driving Customer Loyalty in Brazil through High Value-added Products and Services

Service oriented, innovative platform ...

Most long term history of on time Departures + **Easy and Fast Flight Changes** + **Selfie Check-in**

Most daily flights to main Brazilian destinations[1]



1st
591
2018

- 93.2% of on-time departures

+

- 98.5% flight completion



GOL Online
- GOL's Flexible ticket allows clients adapt their flight schedules
- Flexible fares give clients freedom to change flights at no additional cost



GOL

- Allows passengers to save time and check in from wherever they are
- World's first app to use facial recognition to allow customers to check in

Only Brazilian airline with this technology

...ensures best-in-class passenger experience for high value customers

Functional Aircraft Services + **Loyalty Program** + **Best Customer Experience**



GOL + Conforto

- Eco-Leather Seats provide comfort during journeys
- WiFi / Onboard Entertainment



Menu GOL

- Onboard sales / menu
- GOL+ Conforto seats provide more leg room as well as priority boarding and check-in
- Best network

Smiles

- The leading frequent flyer program in Brazil, with over 14mm members
- Key differentiator, critical driver of customer loyalty

- Domestic Lounge brings home experience and comfort to the airport



Source: Company and ANAC.
(1) Includes flights from or destined to GRU, CGH, BSB, GIG or SDU.
(2) As of September 2018.

The Right Company (cont'd)

Gol had a strong December quarter, with solid results YTD

- **<u>2018 Preliminary</u>: ~12% operating margin, up ~2 p.p. above FY2017 margin.**



	FY 2018 Preliminary[1]	4Q18 Preliminary[1]
Operating (EBIT) margin	+/-12% (up 2 p.p.)	19.5% to 20% (up 6 p.p.)
Ancillary revenue	6% to 7% of total revenues	6% to 6.5% of total net revenues
Passenger unit revenue (PRASK) change y.o.y/q.o.q	Up 7 % to 9%	Up 6% to 6.5%
CASK ex-fuel expenses (change q.o.q.) R$ cents	~ 13 (down ~7%)	~ 11.5 (down ~17%)
GOL system capacity (ASK) change y.o.y/q.o.q	Up 2.9%	Up 2.2 %
GOL system capacity (seats) change y.o.y/q.o.q	Up 2.4%	Up 1.8%
Total liquidity R$ bn	~ 2.9	~ 2.9
Net debt/EBITDA	2.3x	2.3x
Fuel price (change y.o.y/q.o.q)	~ R$ 2.8 to R$ 2.9 (up 35%)	R$ 3.25 to R$ 3.3 (up ~40%)
Average exchange rate to US$	R$ 3.65 (up ~14%)	R$ 3.81 (up ~17%)

(1) Based on Investor Update and Preliminary Traffic Figures

The Right Company (cont'd)

Reorganization could be very accretive for GOL

GOL

Smiles

Proposed Reorganization of Smiles

Improve business footprint of GOL Group

- Loyalty, airline and aircraft financing/acquisition platform
- Lower cost of capital and improve cash generation ability

Increase GOL's tax efficiency on a group basis

- Efficient use of GOL's net operating losses
- GOL Group to appropriate itself from inefficiencies and deadweight loss -> one more tool to sponsor the deleveraging process

Improve Credit Metrics & Reset Loyalty Economics

- Apportion value of loyalty business fairly across its key drivers: the product/service provider (airline) and the "currency" manager
- Increase cash conversion, ultimately leading to faster deleveraging

Improve ability to adjust pricing and manage yields

- Eliminate hurdles imposed by contract and separate entity governance
- Improve competitive positioning vs peers

Align GOL with global trends in the loyalty and airline market

- Following similar moves by Air Canada, Latam and Aeromexico: GOL is the only airline in with a publicly-listed, separate loyalty program

Value creation through higher tax efficiencies, optimized yield management and lower cost of capital

The Right Company (cont'd)

Right-sized Balance Sheet

GOL

GOL has overhauled its balance sheet. The adoption of IFRS 16 in Jan-19 will further improve its position

Adjusted Gross Debt / LTM EBITDAR and Adjusted Gross Debt[1]

(R$bn; x)



R$10.5 bn
R$14.7 bn
R$12.0 bn
-1.6x
-1.0x
6,9x
5,3x
4,3x
2013
3Q2018
3Q2018
Adjusted for IFRS 16

Adjusted Net Debt / LTM EBITDAR and Adjusted Net Debt[2]

(R$bn; x)



R$7.6 bn
R$12.7 bn
R$10.0 bn
-0.4x
-1.0x
5,0x
4,6x
3,6x
2013
3Q2018
3Q2018
Adjusted for IFRS 16

Total Liquidity[3] and Total Liquidity / LTM Revenues

(R$bn; %)



38%
28%
28%
3,4
3,0
3,0
2013
3Q2018
3Q2018
Adjusted for IFRS 16

EBIT Margin

(%)



+7 p.p.
+5 p.p.
3,0%
10,0%
15,0%
2013
3Q2018
3Q2018
Adjusted for IFRS 16

(1) Total gross debt defined as: (financial commitments (excluding perpetual notes) + LTM operational leasing expenses x 7). Excludes perpetual debt
(2) Excludes perpetual debt
(3) Considers: cash and cash equivalents; ST investments, trade receivables and restricted cash

The Right Company (cont'd)

Right-sized Balance Sheet

Debt Amortization Schedule (R$ in millions)



2.990
2.990
230
754
458
296
1.563
1.267
296
441
145
296
382
16
17
2.620
2.620
30
616
Liquidity¹ 3Q18
2018
2019
2020
2021
2022
2023
2024
2025
2026
Perpetual
Liquidity
USD Debt

> Estimated Avg. Debt Maturity: ~4.5 year[2]

> Liquidity serves for ~4.8 years of debt

Moody's
Current Corporate Rating (global): B2
Outlook: Stable
Last Update: Dec. 2018

FitchRatings
Current Corporate Rating (global): B
Outlook: Stable
Last Update: Dec. 2018

S&P Global
Current Corporate Rating (global): B-
Outlook: Stable
Last Update: Aug. 2018

(1) Cash, equivalents, short term, restricted cash and receivables
(2) Excludes finance leases and perpetual notes

The Right Company (cont'd)

Brazil's Best Sponsored Airline

GOL

- One of Boeing's most important 737 customers
- Over 250 737 aircraft operated to date
- Order for 133 737 Max 8/10

BOEING

- 25 current aircraft financed
- 40 aircraft financed in total
- MRO and Wi-fi financed

U.S. Exim Bank

61%

Constantino Family

- **Brazil's largest passenger transportation operators**
- Board members with significant industry experience and complementary profiles

9.4%

DELTA

- **America's largest airline**
- Total PAX 2017: 186 mm
- Operating fleet 3Q18: 872
- Market cap: ~US$39bn
- Invested US$150MM in equity
- Code-share agreement with international hubs
- MRO financing
- Board seat

1.5%(1)

AIRFRANCE KLM

- **Europe's #1 airline**
- Total PAX 2017: 99 mm
- Operating fleet: 537
- Market cap: ~US$5bn
- Invested $100MM in equity
- Code-share agreement with international hubs
- MRO financing

28%

Public Market

GOL LISTED NYSE

GOLL4 NÍVEL 2 BM&FBOVESPA

- ~US$15mm daily trading volume
- High standards of disclosure
  - Quarterly IFRS financials
  - Supplementary disclosures
  - IR Website
- Independent audit committee
- Publically-traded loyalty program
- 4 Board seats

Note: Market data as of 11/11/2018.
(1) Includes 0.3% shares in treasury.

GOL's Fleet Plan & Flexibility



Fleet Plan (EoY)
180
160
140
120
100
80
60
40
20
0
144 130 119 120 126 130 134 138 142 145 149 153 157
12%
9%
6%
3%
0%
-3%
-6%
-9%
-12%
15A 16A 17A 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E
B737-NG
B737-8/10 MAX
Fleet Growth (y.o.y)



Fleet plan flexibility
180
170
160
150
140
130
120
110
100
90
121 132 138 142 148 152 155 159 164 168
119 119 121 123 131 135 138 142 145 149
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

- GOL's fleet growth tracks Brazilian GDP growth
- GOL's contracts are structured to provide flexibility for higher or lower market growth and emerging opportunities
- 737-10 is the largest and most efficient MAX (possibility to increase capacity in saturated/constrained airports)



Average age of the fleet
10
9
8
7
6
5
4
9,5 8,8 8,5 8,0 6,9 6,2 5,3 5,0 4,7 4,5
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

GOL's Fleet Transformation

The 737 MAX will be the backbone of GOL's fleet, increasing average seat per aircraft and bringing incremental cost per seat to very low levels

The MAX Effect

+24% increase in productivity (2017A – 2027E)

+29% increase in aircraft

+45% increase in capacity

-6% reduction in fuel consumption per flight hour (2018E – 2023E)

ASK / Month / Aircraft (Billions)


10.1%
24.1%
30
33
41
2013
2018
2023E

Total Fleet (# of Aircraft)


-12.6%
17.4%
137
137
120
114
6
142
79
63
2013
2018
2023E
MAX
NG

Fuel consumption per flight hour


3,50
2,50
-2.8%
-5.9%
3,51
3,41
3,21
2013
2018
2023E

The MAX Effect: Change in GOL Fleet Profile and Balance Sheet Deleveraging

GOL

Why Accelerate the Trasition to MAX

- ✓ **Less Fuel Consumption** – Reduction of ~15% in fuel consumption compared to NG
- ✓ **Lower Unit Costs** – Promotes a reduction of ~4% in total compared to NG
- ✓ **Higher Profitability** – Potential EBIT mg. increase of ~500 b.p.



GOL
GOL Accelerates Fleet Renewal and Balance Sheet Deleveraging with NG Transactions
"The sale of these 13 aircraft will reduce the Company's net debt by approximately R$1.1 billion, comprised of a R$510 million reduction in finance lease debt and a R$580 million increase in cash liquidity"

737 NG's Sale-leasebacks (#)



$ Gains from sale-leasebacks (R$mm)
$73
$19
$233
$0
$279
9
6
7
0
8
2014
2015
2016
2017
9M18
$82
$95
$102
2
3
3
1Q18
2Q18
3Q18
25
13
12
Financial Leases

Acceleration of Fleet Renewal and Balance Sheet Deleveraging (R$bn)



x Net Debt / LTM EBITDA(1)
3.2x
$5,5 (1)
Reduction of R$1.1bn in net debt
($0,5)
($0,6)
2.5x
$4,5 (1)
3Q18 Net Debt
Reduction in Financial Leases
Increase in Liquidity
PF 3Q18 Net Debt

Source: Company's filings.
(1) Does not consider R$530mm in perpetual bonds as of September 30, 2018.

GOL Network Expansion, Diversification and Upgauging

GOL


B737 MAX international network & USD revenue markets
Passengers per Year (000)[1]
Argentina 1.747
Florida[2] 1.197
Chile 811
Mexico 326
Uruguay 267
Colombia 249
Peru 235
Bolivia 91
Paraguay 91
Panama 40
Equador 34
Cuba 26
0
500
1.000
1.500
2.000
Traffic leveraged by GOL leadership in SAO, RIO, BSB and FOR
Range From BSB / FOR
Range From GRU / GIG
Strategic Partner Network
GOL Network

International Connectivity

Unlocking Demand

- GOL's new FOR hub allows more interline traffic and connectivity to Florida, Europe, the Caribbean and principal South and Central American cities
- GOL's 737Max drives increased international traffic and increases demand
- GOL's large BSB hub levers international expansion and network integration
- Higher utilization and lower costs drive operating leverage
- In addition to MIA, MCO, UIO and CUN, GOL can reach more than 15 new potential destinations with the MAX.

13 Codeshares and 80 Interlines for Global Distribution

(1) Source: SABRE O-D (each way)
(2) MIA, FLL, ORL and TPA

New International Destinations






MIAMI	ORLANDO	QUITO	CANCUN
- Florida is the most desired destination for Brazilians (40% of international Brazilian demand)	- GOL is the only airline with direct flights from BSB and FOR to Orlando - At approximately 6,079 kilometers, the BSB-MCO flight is the world's longest regular flight on a 737.	- GOL is the only airline with direct flights between Brazil and Ecuador - High cargo revenue	- Tourist destination with high seasonality - No direct flights to Brazil

New Routes for 2019



EZE-VIX (1S19)



REC-SCL (2S19)

Preliminary 4Q18

GOL

Preliminary and Unaudited Projection	December Quarter 2018
EBITDA Margin	25.0% - 25.5%
EBIT Margin	19.5% - 20.0%
Ancillary Revenue (cargo and other)[1]	6.0% - 6.5% of total net revenues
Aircraft Rent	~ R$300 million
Non-recurring costs and expenses	~ R$200 million
Average fuel price per liter	R$3.25 - R$3.30
Average exchange rate	R$3.81
Net Debt/LTM EBITDA[2]	~2.3x
Total Liquidity	R$2.9 bn

	December Quarter 2018 vs. December Quarter 2017
Total unit revenue (RASK)[3]	Up 5.5% - 6.0%
Passenger unit revenue (PRASK)[3]	Up 6.0% - 6.5%
CASK Ex-fuel and NG results	Up ~12.0%
CASK Ex-fuel, NG results and non-recurring	Up ~3.0%
Total Capacity – ASK	Up ~2%
Total Capacity – Seats	Up ~2%

1. Considering IFRS 15, 4Q17 Ancillary Revenue was 6.8% of total net revenues
2. Excluding perpetual notes.
3. Considering IFRS 15, 4Q17 PRASK was R$22.17 cents.

Brazilian Macro Overview

GOL

BRL/USD EoP Historical Performance



(4,8%)
(1,7%)
12,3%
(2,1%)
9,5%
(1,0%)
15,5%
(3,7%)
12,7%
20,3%
49,1%
(9,4%)
(18,0%)
(3,9%)
1,8%
(0,1%)
17,1%
FY2010
1Q11
FY2011
1Q12
FY2012
1Q13
FY2013
1Q14
FY2014
1Q15
FY2015
1Q16
FY2016
1Q17
FY2017
1Q18
FY2018

During the last 8 years, BRL has been continuously outperforming USD in the first quarter of the year

Brazil Government 10-Yr Bond Yield & USD/BRL Performance



4,50
4,00
3,50
3,00
2,50
2,00
1,50
1,00
18,0%
$3.68
16,0%
14,0%
12,0%
10,0%
9.11%
8,0%
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
BRL / USD (LHS)
Brazil Govt 10-Year Local Currency Bond (RHS)

Brazil Government 10-Yr Bond Plunged to Its Lowest Yield Since 2012

BofAML 2019E Macro Estimates

GDP Growth	Private Consump Growth	Investment Growth	Inflation 2019	Selic 2019	BRL/USD 2019 EoP
3.5%	3.7%	7.5%	4.2%	6.5%	3.60

Unique Combination of High GDP Growth, Low Inflation and Interest Rate, Coupled with a Pro-business Government

Source: Company's filings and Bloomberg as of January 9th, 2019.

Outlook: 2019 & Preliminary 2020

GOL

Financial Outlook (Consolidated, IFRS)	2018E Previous	2018E Preliminary IFRS16(1)	2019E Previous	2019E Preliminary IFRS16(1)	2020E Preliminary IFRS16(1)
Total fleet (average)	118	118	121 to 123	122 to 125	125 to 128
Total operational fleet (average)	110	110	~115	~117	~120
ASKs, System (% change)	1to 2	2.9	5 to 10	6 to 10	7 to 10
- Domestic	0 to 2	2.3	1 to 3	2 to 4	3 to 5
- International	6 to 8	7.6	30 to 40	35 to 45	10 to 20
Seats, System (% change)	0 to 2	2.4	2 to 4	3 to 4	1 to 3
Departures, System (% change)	0 to 2	0.0	2 to 5	3 to 5	1 to 3
Average load factor (%)	79 to 80	79.9	79 to 81	79 to 81	79 to 81
Ancillary revenues[2] (R$ billion)	~ 0.8	~0.8	~ 1.1	~ 1.0	~ 1.1
Total net revenues (R$ billion)	~ 11.5	~ 11.4	~ 12.8	~ 12.9	~ 14.2
Non-fuel CASK (R$ cents)	~ 13.5	~ 12.3	~ 14	~ 13	~ 13
Fuel liters consumed (mm)	~ 1,370	~ 1,390	~ 1,420	~ 1,420	~ 1,480
Fuel price (R$/liter)	~ 2.9	~ 2.9	~ 2.9	~ 2.9	~ 3.0
EBITDA margin (%)	~ 16	~ 26	~ 17	~ 27	~ 28
EBIT margin (%)	~ 11	~ 16	~ 12	~ 17	~ 18
Net financial expense[3] (R$ billion)	~ 0.8	~ 1.5	~ 0.5	~ 1.2	~ 1.2
Pre-tax margin[3] (%)	~ 4	~ 4	~ 8	~ 9	~ 11
Effective income tax rate (%)	~ 23	~ 23	~ 10	~ 20	~ 20
Minority interest[4] (R$ mm)	~ 280	~ 280	~ 320	~ 300	~ 330
Capital expenditures, net (R$ mm)	~ 750	~ 750	~ 600	~ 650	~ 600
Net Debt[5] / EBITDA (x)	~ 2.6x	~ 3.6x	~ 2.5x	~ 3.0x	~ 2.5x

(1) Considers adoption of IFRS 16;
(2) Net revenue of cargo, loyalty, buy-on-board and other ancillary revenues;
(3) Excluding currency gains and losses;
(4) Source: average of analyst estimates reported on Bloomberg;
(5) Excluding perpetual bonds.

The GOL Investment Thesis: Maximizing Returns


High Asset Turnover
Optimal Capital Structure
GOL

1. **Largest Brazilian Airline, Hard-to-Replicate Network, Best Positioned for Long-Term Growth**
2. **World-Class Low Cost Flexible Operator, Premium Product**
3. **Highly Efficient Operating Model, Consistently Delivering Results**
4. **Attractive Entry Point with Significant Upsides**

Attractive Entry Point

Market Capitalization Since IPO (USD billions)



$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
Maximum market capitalization of $7.9bn on 4/25/06
$2.3
Jul-04 Dec-05 May-07 Oct-08 Apr-10 Sep-11 Feb-13 Aug-14 Jan-16 Jun-17 Dec-18

GOL Initiatives (USD billions)



Market Capitalization
Fleet Transformation
Operating Leverage
Capital Structure
IFRS 16 Effects
Implied Capitalization

Source: FactSet as of 01/09/19
Note: Based on daily BRLUSD exchange rate

Q&A


GOL
BOEING 737 MAX
MA

GOL Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir